UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 0-12132 (Check one):	OMB APPROVAL
OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50

☒ Form 10-K or Form 10KSB    ☐ Form 20-F    ☐ Form 11-K
☐ Form 10-Q or Form 10QSB    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: November 30, 2004

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SILVERADO GOLD MINES LTD.
Full Name of Registrant

Not Applicable
Former Name if Applicable

Suite 505, 1111 West Georgia Street
Address of Principal Executive Office (Street and Number)

Vancouver, BC V6E 4M3
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been unable to complete the preparation and audit of its financial statements for the fiscal year ended November 30, 2004 within the time prescribed for filing its Form 10-KSB. As disclosed in its current report on Form 8-K dated January 26, 2005, the Company has changed its independent auditor to Amisano Hanson, Chartered Accountants. Further, as disclosed in its current report on Form 8-K dated February 3, 2005, the Company is in the process of restating its consolidated financial statements for the years ended November 30, 2003 and 2002. The change of auditor and restatement of the prior financial statements has resulted in a delay of the completion of the audited financial statements for the fiscal year ended November 30, 2004. As a result of this delay, the Company is unable to file its annual report on Form 10-KSB within the prescribed time period without unreasonable effort or expense. The Company expects to file within the extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Garry L. Anselmo	604	689-1535
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in its current report on Form 8-K dated February 3, 2005, the Company anticipates restating its consolidated financial statements for the years ended November 30, 2003 and 2002 in order to give effect to the write-off of exploration and mineral property costs previously capitalized, to correct a computation error in the amount of asset retirement obligations, and to correct an error in recording the effect of the issuance of shares of common stock issued at a 20% discount to debenture holders upon repayment of amounts due by way of stock issued instead of cash. The Company's results of operations for the year ended November 30, 2004 will reflect the expense of all amounts spent on exploration of the Company's mineral properties during the year ended November 30, 2004. This treatment will be consistent with the restated consolidated financial statements for the years ended November 30, 2003 and 2002. The Company will not be able to provide a reasonable estimate of the comparative quantitative change in its results of operations until such time as it has finalized its consolidated financial statements for the years ended November 30, 2003 and 2002.

SILVERADO GOLD MINES LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 25, 2005	By:	/s/ Garry L. Anselmo
GARRY L. ANSELMO
	Title:	Director and President